Shareholder meeting results (Unaudited)

April 23, 2015 meeting

At the meeting, a proposal to fix the number of Trustees at 14 was approved as follows:

Votes for 		Votes against 		Abstentions
46,612,031 		1,683,664 		1,082,249

At the meeting, each of the nominees for Trustees was elected as follows:

      			Votes for 	Votes withheld
Liaquat Ahamed 		47,411,971 	1,965,979
Ravi Akhoury 		47,270,778 	2,107,172
Barbara M. Baumann 	47,436,595 	1,941,355
Jameson A. Baxter 	47,562,233 	1,815,717
Charles B. Curtis 	47,599,183 	1,778,767
Robert J. Darretta 	47,499,240 	1,878,710
Katinka Domotorffy 	47,460,401 	1,917,549
Paul L. Joskow 		47,543,519 	1,834,431
Kenneth R. Leibler 	47,577,654 	1,800,296
George Putnam, III 	47,495,137 	1,882,813
Robert L. Reynolds 	47,495,884 	1,882,066
W. Thomas Stephens 	47,422,226 	1,955,724

The conversion of your Fund From Closed-End To Open-End status was not approved as follows:

Votes for 		Votes against 		Abstentions
3,397,452 		19,581,169 		955,213

A quorum was not present with respect to the matter of electing two Trustees to be voted on by the preferred shareholders voting as a separate class. As a result, in accordance with the funds Declaration of Trust and Bylaws,independent fund Trustees John A. Hill and Robert E.
Patterson remain in office and continue to serve as Trustees.

All tabulations are rounded to the nearest whole number.